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Bo Shao

Chairman, Evolve.Foundation

San Francisco Bay Area

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 **evolve.foundation**

 **Harvard Business School**

 **See contact info**

500+ connections

philanthropic venture capital, interested in supporting mission driven entrepreneurs changing the world from the inside out, starting with themselves.

Articles
1,480 followers



The Conscious Accelerator

 **Bo Shao**
Published on LinkedIn

On October 14, 2017, my foundation created a new philanthropic investment fund and committed $100 million of our own capital to it. The fund, in a style similar to venture capital but with crucial differences, will invest in companies dedicated to reducing suffering in this world by using technology to further develop humanity's consciousness. Let me unpack this mouthful of a mission statement. Suffering: suffering that is caused by external circumsta~ ...see more

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Experience



Chairman
evolve.foundation
Jan 2018 – Present · 1 yr
San Francisco Bay Area



Co-Founder and Board Member
Parent Lab Inc.
Jan 2017 – Present · 2 yrs
San Francisco Bay Area



Board Member
MeetMindful
Feb 2018 – Present · 11 mos
Greater Denver Area











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Insight Timer
Jul 2016 – Present · 2 yrs 6 mos
Sydney, Australia

Board Member
Edovo
Apr 2018 – Present · 9 mos
Greater Chicago Area

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Education

Harvard Business School
MBA
1997 – 1999

Harvard University
BA, Physics and Electrical Engineering
1991 – 1995

No. 2 Secondary School attached to ECNU

Skills & Endorsements

Start-ups · 50
Endorsed by Gil Penchina and 8 others who are highly skilled at this
Endorsed by 13 of Bo's colleagues at eBay

Entrepreneurship · 34
Endorsed by Mark C. Thompson and 6 others who are highly skilled at this
Endorsed by 8 of Bo's colleagues at eBay

Venture Capital · 32
Endorsed by David Pierce and 4 others who are highly skilled at this
Endorsed by 10 of Bo's colleagues at eBay

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Recommendations

Received (0) Given (1)

Harald Winkmann
Software Executive
February 12, 2009, Harald worked with Bo in the same group

I got to know Harald when we were both associates at BCG over 10 years ago and we have been friends ever since. He is of the highest integrity and I trust him implicitly. I have no doubt that he will be a credit to any employer and will always over deliver on what he promises.

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